UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

WHITEHORSE FINANCE, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

96524V 106

(CUSIP Number)

Anthony Tamer

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.96524V 106

(1)	Names of reporting persons Anthony Tamer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 290,468
	(8)	Shared voting power 0
	(9)	Sole dispositive power 290,468
	(10)	Shared dispositive power 5,700,672

(11)	Aggregate amount beneficially owned by each reporting person 5,991,140(1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 29.2%
(14)	Type of reporting person (see instructions) IN

(1) Mr. Tamer disclaims beneficial ownership of such shares of Common Stock except to the extent of his direct beneficial ownership thereof, or his pecuniary interest therein.

This Amendment No. 5 (“Amendment No. 5”) supplementally amends the initial Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2012, as amended by Amendment Nos. 1, 2, 3 and 4 filed with the SEC on February 12, 2016, August 31, 2018, June 19, 2019 and June 28, 2019, respectively (together, “Schedule 13D”), by Mr. Anthony Tamer. This Amendment No. 5 is filed by Mr. Tamer in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 5 relates to the common stock, par value $0.001 per share (the “Common Stock”), of WhiteHorse Finance, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 2.	Identity and Background.

(c)	Mr. Tamer is the co-Chief Executive Officer of H.I.G. Capital, LLC (“H.I.G. Capital”) and also serves as a member of the investment committee of the Issuer. The address of the principal executive offices of each of H.I.G. Capital and the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Mr. Tamer may be deemed to be the beneficial owner of 5,991,140 shares of Common Stock, representing 29.2% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 20,546,032 shares of Common Stock issued and outstanding as of December 4, 2019. As set forth below, Mr. Tamer’s beneficial ownership of 5,991,140 shares of Common Stock is comprised of his direct beneficial ownership of 6,338 shares of Common Stock, his indirect beneficial ownership of the 284,130 shares of Common Stock directly owned by Tamer H.I.G. Management, L.P. and his indirect beneficial ownership of the 5,700,672 aggregate shares of Common Stock held by H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Loan Opportunity Fund II, L.P. (together, the “Bayside Funds”). Mr. Tamer disclaims beneficial ownership of the 284,130 shares of Common Stock directly owned by Tamer H.I.G. Management, L.P. except to the extent of his pecuniary interest therein.

On December 9, 2019, the Bayside Funds sold 2,250,000 shares of Common Stock pursuant to an underwritten offering (the “Offering”), as described in the final prospectus dated December 5, 2019 (File No. 333-231247) filed by the Issuer with the SEC on December 6, 2019, and the underwriting agreement dated as of December 5, 2019 (the “Underwriting Agreement”), among the Company, the Bayside Funds, Raymond James & Associates, Inc., as representative of the underwriters named therein, and certain other parties named therein. After the sale, the Bayside Funds collectively hold 5,700,672 shares of Common Stock, either directly or through one or more of their direct or indirect subsidiaries.

Due to his control of H.I.G.-GP II, Inc., which is the manager of the general partner of each of the Bayside Funds, Mr. Tamer may be viewed as having dispositive power over all of the 5,700,672 shares of Common Stock indirectly owned by such entities, although voting rights to the Common Stock have been passed through to the limited partners of each entity. Mr. Tamer disclaims beneficial ownership of shares of Common Stock held by the Bayside Funds, except to the extent of his pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Underwriting Agreement

On December 5, 2019, the Issuer, the Bayside Funds, Raymond James & Associates, Inc., as representative of the underwriters named therein, and certain other parties named therein, entered into the Underwriting Agreement with respect to, among other things, the sale by the Bayside Funds of up to an aggregate of 2,587,500 shares of Common Stock of the Issuer.  Closing of the sale of the shares of Common Stock occurred on December 9, 2019.

Lock-up Agreement

Each of the 5,991,140 shares of Common Stock over which Mr. Tamer has beneficial ownership is subject to a lock-up agreement that provides, among other things, that such shares shall not be offered, pledged, sold or otherwise disposed of for a restricted period of 60 days after December 5, 2019, unless certain waivers are obtained.

The summaries of the Underwriting Agreement and the lock-up agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to those agreements.  The Underwriting Agreement, which includes a form of lock-up agreement, is filed herewith as Exhibit 1 to this Amendment No. 5, and is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Underwriting Agreement, dated December 5, 2019, among WhiteHorse Finance, Inc., Raymond James & Associates, Inc., as representative to the several underwriters named on Schedule A thereto, H.I.G. WhiteHorse Advisers, LLC, H.I.G. WhiteHorse Administration, LLC and the selling stockholders named on Schedule B thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 9, 2019).

Exhibit 2	Lock-Up Agreement (included as Schedule E to Exhibit 1 above)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2019
Date

/s/ Jay Carvell, Attorney-in-fact for Anthony Tamer
Signature

Anthony Tamer
Name